SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 8)*

Larimar Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

517125100

(CUSIP Number)

David Clark

Elliot Press

Deerfield Management Company, L.P.

345 Park Avenue South, 12 Floor

New York, New York 10010

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 17 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 517125100	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,151,389
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,151,389
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,151,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.07%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 517125100	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS Deerfield Healthcare Innovations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,721,197
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,721,197
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,721,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.73%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 517125100	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,151,406
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,151,406
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,151,406
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.07%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 517125100	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,207,982
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,207,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,207,982
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 517125100	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,151,389 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,151,389 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,151,389 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.07%
14	TYPE OF REPORTING PERSON PN

(1)	Comprised of shares of common stock held by Deerfield Private Design Fund III, L.P., of which Deerfield Mgmt III, L.P. is the general partner.

SCHEDULE 13D

CUSIP No. 517125100	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS Deerfield Mgmt HIF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,721,197 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,721,197 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,721,197 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.73%
14	TYPE OF REPORTING PERSON PN

(2)	Comprised of shares of common stock held by Deerfield Healthcare Innovations Fund, L.P., of which Deerfield Mgmt HIF, L.P. is the general partner.

SCHEDULE 13D

CUSIP No. 517125100	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS Deerfield Mgmt, IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,151,406 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,151,406 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,151,406 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.07%
14	TYPE OF REPORTING PERSON PN

(3)	Comprised of shares of common stock held by Deerfield Private Design Fund IV, L.P., of which Deerfield Mgmt IV, L.P. is the general partner.

SCHEDULE 13D

CUSIP No. 517125100	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,207,982 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,207,982 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,207,982 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89%
14	TYPE OF REPORTING PERSON PN

(4)	Comprised of shares of common stock held by Deerfield Partners, L.P., of which Deerfield Mgmt, L.P. is the general partner.

SCHEDULE 13D

CUSIP No. 517125100	Page 10 of 17 Pages

1	NAMES OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,265,174 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,265,174 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,265,174 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.82%
14	TYPE OF REPORTING PERSON PN

(5)	Comprised of (i) an aggregate of 21,231,974 shares of common stock held by Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Healthcare Innovations Fund, L.P. and Deerfield Partners, L.P., of which Deerfield Management Company, L.P. is the investment manager and (ii) an aggregate of 33,200 shares of common stock issuable upon exercise of options (the “Leff Options”) held by Jonathan Leff, an employee of Deerfield Management Company, L.P., for the benefit, and subject to the direction, of Deerfield Management Company, L.P. The Leff Options consist of an option that was granted to Mr. Leff on July 16, 2020, an option that was granted to Mr. Leff on May 12, 2021, and an option that was granted to Mr. Leff on May 10, 2022, each of which is fully vested. The number of shares reported as being beneficially owned by Deerfield Management Company, L.P. does not include the shares of common stock issuable upon exercise of an option granted to Mr. Leff on May 9, 2023, which is unvested and will not vest within 60 days.

SCHEDULE 13D

CUSIP No. 517125100	Page 11 of 17 Pages

1	NAMES OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,265,174 (6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,265,174 (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,265,174 (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.82%
14	TYPE OF REPORTING PERSON IN

(6)	Comprised of (i) an aggregate of 21,231,974 shares of common stock held by Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Healthcare Innovations Fund, L.P. and Deerfield Partners, L.P., of which Deerfield Management Company, L.P. is the investment manager and (ii) an aggregate of 33,200 shares of common stock issuable upon exercise of options (the “Leff Options”) held by Jonathan Leff, an employee of Deerfield Management Company, L.P., for the benefit, and subject to the direction, of Deerfield Management Company, L.P. The Leff Options consist of an option that was granted to Mr. Leff on July 16, 2020, an option that was granted to Mr. Leff on May 12, 2021, and an option that was granted to Mr. Leff on May 10, 2022, each of which is fully vested. The number of shares reported as being beneficially owned by Mr. Flynn does not include the shares of common stock issuable upon exercise of an option granted to Mr. Leff on May 9, 2023, which is unvested and will not vest within 60 days. Mr. Flynn is the sole member of the general partner of each of Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P., Deerfield Mgmt HIF, L.P., Deerfield Mgmt, L.P. and Deerfield Management Company, L.P.

This Amendment No. 8 (this “Amendment”) to Schedule 13D is filed by (i) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (ii) Deerfield Healthcare Innovations Fund, L.P. (“Deerfield Healthcare Innovations Fund”), (iii) Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”), (iv) Deerfield Partners, L.P. (“Deerfield Partners”), (v) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (vi) Deerfield Mgmt HIF, L.P. (“Deerfield Mgmt HIF”), (vii) Deerfield Mgmt IV, L.P. (“Deerfield Mgmt IV”), (viii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ix) Deerfield Management Company, L.P. (“Deerfield Management”) and (x) James E. Flynn (“Flynn” and, together with Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund, Deerfield Private Design Fund IV, Deerfield Partners, Deerfield Mgmt III, Deerfield Mgmt HIF, Deerfield Mgmt IV, Deerfield Mgmt and Deerfield Management, the “Reporting Persons”), with respect to the securities of Larimar Therapeutics, Inc. (as amended by Amendment No.1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and this Amendment No. 8, the “Schedule 13D”). Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund, Deerfield Private Design Fund IV and Deerfield Partners are collectively referred to herein as the “Funds”.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

On February 16, 2024, Deerfield Private Design Fund III, Deerfield Private Design Fund IV and Deerfield Partners purchased 1,430,206, 1,430,206 and 1,430,205 shares of Common Stock (collectively, the “February 2024 Shares”), respectively, at a price of $8.74 per share, or aggregate purchase prices of $12,500,000.40, $12,500,000.40 and $12,499,991.17, respectively. Each Fund utilized available cash assets to acquire the February 2024 Shares.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

Each Fund acquired its February 2024 Shares for investment purposes in an underwritten offering conducted by the Company (the “February 2024 Offering”) pursuant to the Prospectus Supplement, dated as of February 14, 2024, to the Issuer’s Prospectus, dated as of November 21, 2022 (the “February 2024 Offering”).

Item 5. Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)

	(1)	Deerfield Private Design Fund III

		Number of shares:	6,151,389
		Percentage of shares:	10.07%*

(2)	Deerfield Healthcare Innovations Fund

	Number of shares:	4,721,197
	Percentage of shares:	7.73%*

(3)	Deerfield Private Design Fund IV

	Number of shares:	6,151,406
	Percentage of shares:	10.07%*

(4)	Deerfield Partners

	Number of shares:	4,207,982
	Percentage of shares:	6.89%*

(5)	Deerfield Mgmt III

	Number of shares:	6,151,389 (comprised of shares held by Deerfield Private Design Fund III)
	Percentage of shares:	10.07%*

(6)	Deerfield Mgmt HIF

	Number of shares:	4,721,197 (comprised of shares held by Deerfield Healthcare Innovations Fund)
	Percentage of shares:	7.73%*

(7)	Deerfield Mgmt IV

	Number of shares:	6,151,406 (comprised of shares held by Deerfield Private Design Fund)
	Percentage of shares:	10.07%*

(8)	Deerfield Mgmt

	Number of shares:	4,207,982 (comprised of shares held by Deerfield Partners)
	Percentage of shares:	6.89%*

(9)	Deerfield Management

	Number of shares:	21,265,174 (comprised of shares held by Deerfield Private Design Fund III, Deerfield Private Design Fund IV, Deerfield Healthcare Innovations Fund, Deerfield Partners and shares underlying options held by Jonathan Leff at the direction and for the benefit of Deerfield Management)
	Percentage of shares:	34.82%*

(10)	James E. Flynn

	Number of shares:	21,265,174 (comprised of shares held by Deerfield Private Design Fund III, Deerfield Private Design Fund IV, Deerfield Healthcare Innovations Fund, Deerfield Partners and shares underlying options held by Jonathan Leff at the direction and for the benefit of Deerfield Management)
	Percentage of shares:	34.82%*

*Throughout this report, the percentage of outstanding Common Stock beneficially owned by the Reporting Persons reflects 61,068,375 shares of Common Stock outstanding, including shares issued in the February 2024 Offering, based on information set forth in the Prospectus Supplement, dated as of February 14, 2024, filed by the Company with the Securities and Exchange Commission on February 14, 2024.

(b)

	(1)	Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 6,151,389
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 6,151,389

	(2)	Deerfield Healthcare Innovations Fund

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 4,721,197
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 4,721,197

	(3)	Deerfield Private Design Fund IV

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 6,151,406
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 6,151,406

	(4)	Deerfield Partners

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 4,207,982
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 4,207,982

	(5)	Deerfield Mgmt III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 6,151,389
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 6,151,389

(6)	Deerfield Mgmt HIF

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 4,721,197
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 4,721,197

(7)	Deerfield Mgmt IV

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 6,151,406
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 6,151,406

(8)	Deerfield Mgmt

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 4,207,982
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 4,207,982

(9)	Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 21,265,174
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 21,265,174

(10)	James E. Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 21,265,174
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 21,265,174

James E. Flynn is the managing member of the general partner of each of Deerfield Mgmt III, Deerfield Mgmt IV, Deerfield Mgmt HIF, Deerfield Mgmt, and Deerfield Management. Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III. Deerfield Mgmt HIF is the general partner of Deerfield Healthcare Innovations Fund. Deerfield Mgmt IV is the general partner of Deerfield Private Design Fund IV. Deerfield Mgmt is the general partner of Deerfield Partners. Deerfield Management is the investment manager of each of Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund, Deerfield Private Design Fund IV and Deerfield Partners.

(c) Except as set forth in Item 3 of this Schedule 13D, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2024

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By:	Deerfield Mgmt III, L.P., General Partner
By:	J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD HEALTHCARE INNOVATIONS FUND, L.P.
By:	Deerfield Mgmt HIF, L.P., General Partner
By:	J.E. Flynn Capital HIF, LLC, General Partner

By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.
By:	Deerfield Mgmt IV, L.P., General Partner
By:	J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PARTNERS, L.P.
By:	Deerfield Mgmt, L.P., General Partner
By:	J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT, L.P.
By:	J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT III, L.P.
By:	J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT HIF, L.P.
By:	J.E. Flynn Capital HIF, LLC, General Partner

By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

DEERFIELD MGMT IV, L.P.
By:	J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.
By:	Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact